U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):




[X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR
For Period Ended:   January 31, 2000
                  -------------------

[ ]  Transition  Report  on Form  10-K [ ]  Transition  Report  on Form 20-F
[ ]
Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                ------------------------------------------

Read Attached Instruction Sheet Before Preparing Form.  Please
Print or Type.

         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                         N/A
                              --------------------------


Part I - Registrant Information

         Full Name of Registrant: Osicom Technologies, Inc.
         Former Name if Applicable:  N/A

         Address of Principal Executive Office (Street and Number)

             2800 28th Street, Suite 100, Santa Monica, CA 90405
         ----------------------------------------------------------
                                      (City, State and Zip Code)


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         As a result of the decision to discontinue our Far East business unit, in fiscal 2000, the registrant has been unable to obtain certain financial information required by the Form 10-K for the year ended January 31, 2000, without unreasonable effort or expense. Accordingly, additional time is needed by the Registrant to complete the disclosures required for its Form 10-K for the year ended January 31, 2000.


Part IV - Other Information

          (1) Name and telephone number of person to contact in regard to this notification:

W. Raymond Felton, Esq.,
c/o Greenbaum Rowe Smith Ravin Davis & Himmel        (732) 549-5600
--------------------------------------------------------------------------
         (Name)                                (Area Code) (Telephone No.)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

         Net income from continuing operations for fiscal year 2000 was $2.4 million, or $0.15 per share, including a gain of $14 million on the sale of shares of NETsilicon. This compares to a loss from continuing operations of $11.1 million, or a loss of $1.69 per share, for fiscal 1999. For the fiscal year ended January 31, 2000 losses from discontinued operations included an operating loss of $12.4. million, and an estimated loss on the disposal of those operations of $11.6 million. For the fiscal year ended January 31, 1999 losses from discontinued operations were $2.3 million.

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Osicom Technologies, Inc.
                              --------------------------------------------
                              (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 2, 2000             By: /s/ Christopher E. Sue
      ------------                ----------------------------
                                      Christopher E. Sue,
                                      Vice President, Finance


INSTRUCTION: The form may be signed by an executive officer or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.